

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Matthew Angel, Ph.D.
Chief Executive Officer and President
Eterna Therapeutics Inc.
1035 Cambridge Street, Suite 18A
Cambridge, MA 02141

       Re: Eterna Therapeutics Inc.
           Registration Statement on Form S-3
           Filed August 14, 2023
           File No. 333-273977

Dear Matthew Angel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Win Rutherfurd, Esq.